

Mail Stop 4628

September 14, 2016

Mark G. Papa
Chief Executive Officer
Silver Run Acquisition Corporation
1000 Louisiana Street, Suite 1450
Houston, TX 77002

> **Re:** **Silver Run Acquisition Corporation**
> **Amendment No. 1 Preliminary Proxy Statement on Schedule PREM 14A**
> **Filed September 2, 2016**
>
> **Form 8-K**
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed September 7, 2016**
> **File No. 1-37697**

Dear Mr. Papa:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2016 letter.

Preliminary Proxy Statement on Schedule PREM 14A Filed September 2, 2016

The Business Combination Proposal, page 101

Background of the Business Combination, page 121

1. Please explain how Riverstone determined that CRP had an enterprise value of $1,300,000,000 for CRP on June 6, 2016 and the rationale for increasing such enterprise value to $1,500,000,000 on June 23, 2016.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 79

2.   We note in response to comment 11 you have expanded your pro forma financial
      information to depict four scenarios – with and without the Centennial Cash Election, and
      with and without redemption. However, your disclosure in note (i) on page 90 indicates
      there are no pro forma adjustments under either redemption scenario because the
      Riverstone Private Investors have agreed to purchase incremental shares as necessary to
      offset any redemption. If there is no distinction to be made based on any redemption
      scenario, please reposition the related narratives to the introductory section and remove
      the extra columns from the tabulations. Please also include a narrative in the introductory
      section to clearly describe the terms of the Centennial Cash Election and reposition the
      related adjustments to appear in single set of pro forma statements, having two columns
      for adjustments related to these two scenarios and two columns for the totals so that a
      reader may identify the differences between the pro forma financial statements under
      these possibilities.

3.   Please expand the disclosure accompanying your *purchase price* computation and
      allocation on page 89 to more clearly explain the accounting depicted for the debt to be
      assumed vs. repaid at closing, and non-controlling interest under each scenario, with
      details sufficient to understand the correlation with GAAP.

Description of Fairness Opinion of Evercore, page 134

Implied Valuation of CRP, page 136

Net Asset Value Analysis, page 136

4.   Please define the term "resources" as used in the tables on page 137. The staff is not
      familiar with a definition of "resources" as "proved plus additional drilling locations."
      Also expand your discussion to clarify the reserve categories represented by the estimates
      attributed to the "Additional Drilling Locations" and the extent to which the estimates
      include non-reserve quantities such as contingent or prospective resources.

5.   We also note the tabular disclosures on page 137 refer to a "Total Resource" figure which
      appears to be the summation of your total proved reserves and certain additional volumes
      relating to the additional drilling locations identified by CRP's management. To the
      extent your total resource figure represents the aggregation of more than one reserve
      category or combines reserves and resources, such as contingent and/or prospective
      reserves, please revise your disclosure to provide the net quantities by individual category
      and/or resource classification on a disaggregated basis or explain why you believe a
      revision to your presentation is not necessary. Please refer to Question 105.01 in the
      Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and
      updated May 16, 2013, and revise your disclosure to exclude an aggregated estimate of

proved plus non-proved reserves and/or resource volumes. The C&DIs are available at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

6.   Please modify your discussion to clarify if your proved undeveloped reserves fall within the discount rate range used by Evercore of 8.0% to 20.0% for "proved reserves" or by the 15.0% to 25.0% for "undeveloped reserves."

Preliminary Proxy Card

7.   We note disclosure regarding the conditions of CRP and the Centennial Contributors to consummate the business combination on page 106 of the revised proxy statement. Please revise, as applicable, your proxy statement and proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals.

Form 8-K Filed September 7, 2016; Soliciting Materials filed pursuant to
Exchange Act Rule 14a-12

Exhibit 99.1 Investor Presentation

8.   Please expand the presentation of "Net Resources" on page 20 to clarify the reserve categories represented by the estimates attributed as "Unproven" and the extent that such estimates include non-reserve quantities such as contingent or prospective resources.

9.   Also expand your presentation to provide an appropriate statement regarding the different levels of uncertainty relating to the estimates of proved and unproven reserves and/or resources, and net present worth discounted at 10% ("PV-10"). For example, you should indicate whether the net quantities and net present worth discounted at 10%, relating to your unproven estimates, have been adjusted to reflect the level of recovery risk and the extent that such estimates are comparable and meaningful when combined with your proved estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mark G. Papa
Silver Run Acquisition Corporation
September 14, 2016
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources